





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackArch Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W Trade St. 2200
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane H Caldwell 704-414-6310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave., 1000	Charlotte	NC	28204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane H. Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlackArch Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Janet H Caldwell
Signature

Chief Financial Officer
Title

Mary Fischer
Notary Public

MARY FISCHER
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
June 10, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKARCH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2019

And Report of Independent Registered Public Accounting Firm

BLACKARCH SECURITIES LLC
TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member
BlackArch Securities LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BlackArch Securities LLC (the "Company") as of December 31, 2019, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Cherry Bekaert LLP

Raleigh, North Carolina
February 28, 2020
We have served as the Company's auditor since 2011.

BLACKARCH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 32,357,341
Total Assets	$ 32,357,341
LIABILITIES AND MEMBER'S INTEREST	
Liabilities	
Accounts payable to related party	3,266,457
Accrued expenses	17,002
Income taxes payable to related party	3,250,448
Total Liabilities	6,533,907
Member's Interest	
Total Member's Interest	25,823,434
Total Liabilities and Member's Interest	$ 32,357,341

The accompanying notes to the Statement of Financial Condition are an integral part of this statement.

BLACKARCH SECURITIES LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2019

Note 1—Organization and nature of operations

BlackArch Securities LLC (the "Company"), which is wholly-owned by BlackArch Partners LLC (the "Parent Company"), is a full-service investment banking firm primarily providing mergers and acquisition advisory and private capital solutions to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities. The Company is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly-owned subsidiary of Regions Financial Corporation ("Regions").

Note 2—Summary of significant accounting policies

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Fee revenue – The Company's revenues are generated primarily through providing mergers and acquisition advisory and private capital solutions to middle market firms.

The Company receives transaction fees for completed transactions. Advisory fees received by BlackArch Partners LLC may be netted against transaction fees received by BlackArch Securities LLC based upon the terms of signed agreements.

Related-party transactions – The Company has an agreement in which its Parent Company will provide administrative and accounting services, use of office space and equipment, insurance and employee benefits. The agreement commenced August 24, 2010, and was for an initial one-year period, with an automatic one-year renewal upon the end of the agreement unless a notice of termination is given. In addition, the Company will pay the Parent Company a fee associated with the Company's allocated percentage of bonuses which is included as management fees on the accompanying statement of income and amounted to $16,927,868 for the year ended December 31, 2019. Total related-party expenses included on the accompanying statement of income and amounted to $17,579,130 for the year ended December 31, 2019. As of December 31, 2019, the Company had a payable due to the Parent Company in the amount of $3,266,457 related to the transactions outlined above. In addition, as of December 31, 2019, the Company held $18,258,672 in cash at Regions.

Income taxes - The Company is included in the consolidated federal income tax returns and state income tax returns of Regions. The method of allocation of income tax expense is determined based on a tax allocation sharing agreement between Regions and its subsidiaries. The agreement provides that subsidiary tax expense will be computed on a separate company basis taking into consideration tax elections and tax planning strategies of the consolidated tax group. The Company will make payments to or receive payments from Regions as if Regions were the Internal Revenue Service, or state taxing authority as applicable. Under the tax sharing

___

agreement, if a net operating loss exists, the subsidiary receives payment for its loss upon the realization on the respective tax return.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences. Under this method, deferred tax assets and liabilities are determined by applying the federal and state tax rates to the differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. Any effect of a change in federal and state tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit, as applicable.

The Company determines the realization of deferred tax assets by considering all positive and negative evidence available, including the impact of recent operating results, future reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies. A valuation allowance is recorded for any deferred tax assets that are not more-likely-than-not to be realized.

Income tax benefits generated from uncertain tax positions are accounted for using the recognition and cumulative-probability measurement thresholds. Based on the technical merits, if a tax benefit is not more-likely-than-not of being sustained upon examination, the Company records a liability for the recognized income tax benefit. If a tax benefit is more-likely-than-not of being sustained based on the technical merits, the Company utilizes the cumulative probability measurement and records an income tax benefit equivalent to the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority. The Company recognizes interest expense, interest income and penalties related to unrecognized tax benefits within current income tax expense.

Note 3—Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2019 were as follows:

Net capital	$25,823,434
Net capital ratio (ratio of indebtedness to capital)	0.253 to 1

Note 4—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 6 — Subsequent events

The Company has evaluated subsequent events through February 25, 2020, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.